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                                                                    EXHIBIT 12-B

                     Ford Motor Company and Subsidiaries

              CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED
                    CHARGES AND PREFERRED STOCK DIVIDENDS
                                (in millions)



                                                     First               For the Years Ended December 31
                                                    Quarter    ---------------------------------------------------
                                                     1996        1995       1994       1993        1992       1991
                                                    -------    -------    -------    -------     -------    -------
Earnings
- --------
  Income/(loss) before income taxes and
   cumulative effects of changes in
   accounting principles                            $1,087     $ 6,705    $ 8,789    $ 4,003     $ (127)    $(2,587)
  Equity in net loss/(income) of affiliates
   plus dividends from affiliates                       58         179       (182)       (98)        26          69
  Adjusted fixed charges a/                          2,718      10,556      8,122      7,648      8,113       9,360
                         -                          ------     -------    -------    -------     ------     -------
    Earnings                                        $3,863     $17,440    $16,729    $11,553     $8,012     $ 6,842
                                                    ======     =======    =======    =======     ======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                               $2,607     $10,121    $ 7,787    $ 7,351     $7,987     $ 9,326
                   -
  Interest portion of rental expense c/                 99         396        265        266        185         124
                                     -
  Preferred stock dividend requirements of
   majority owned subsidiaries d/                       14         199        160        115         77          56
                               -                    ------     -------    -------    -------     ------     -------
    Fixed charges                                    2,720      10,716      8,212      7,732      8,249       9,506

Ford preferred stock dividend requirements e/           30         459        472        442        317          26
                                           -        ------     -------    -------    -------     ------     -------

  Total combined fixed charges
   and preferred stock dividends                    $2,750     $11,175    $ 8,684    $ 8,174     $8,566     $ 9,532
                                                    ======     =======    =======    =======     ======     =======

Ratios
- ------
  Ratio of earnings to fixed charges                   1.4         1.6        2.0        1.5        f/          g/
                                                                                                    -           -

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               1.4         1.6        1.9        1.4        h/          i/
                                                                                                    -           -


- - - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1991 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.